Exhibit 99.1

INX Limited Acquires Tokensoft’s Transfer Agent

NEW YORK, January 5th, 2022 - INX Limited (INX ATS: INX), (“INX”), the owner of digital asset trading platforms, today announced that it has acquired Tokensoft Transfer Agent LLC (“TTA”), an SEC-registered transfer agent owned by Tokensoft Inc. (“Tokensoft”). Financial terms of the transaction were not disclosed.

TTA has been instrumental in facilitating the issuance and listing of some of the earliest SEC-qualified digital securities, such as the INX Token and Arca’s ArCoin. The ERC-1404 token standard used by TTA is designed to enforce compliance on-chain while enabling compatibility with both centralized and decentralized exchanges, as well as defi applications such as Maker and Compound.

Shy Datika, INX’s founder and CEO, commented, “This acquisition is indicative of INX’s commitment to building a global regulated hub for digital assets, with a focus on the digital securities capital markets infrastructure. Over the next few months, INX Securities, LLC, INX’s US-regulated digital securities broker-dealer and alternative trading system, will announce primary issuances, new secondary trading listings, new business lines, and exciting partnerships. We look forward to strengthening our relationship with Tokensoft going forward as we build out our offerings.”

With the acquisition of TTA, INX Securities, LLC will be able to offer a complete, ‘nose to tail’ solution to public and private companies seeking to raise capital and list digital securities on the only digital securities ATS that is open 24/7/365.

“We have worked closely with the INX team over the past 12 months, and as the management of the transfer agent passes into their capable hands, we look forward to working even closer together as we redefine the financial landscape together,” stated Tokensoft CEO and Co-Founder, Mason Borda.

###

About INX

INX owns regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. INX’s vision is to be the preferred global regulated hub for digital assets on the blockchain. INX’s overall mission is to bring communities together and empower them with financial innovation. INX’s journey started with its initial public token offering of the INX Token in which it raised US$83 million. INX is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating two regulated trading platforms for blockchain assets, its interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the near future. For more information, please visit the INX website here.

About Tokensoft

Tokensoft is an enterprise-grade, security token issuance platform enabling companies and funds to raise capital while complying with U.S. and international regulations. Tokensoft provides best in class security, compliance and scalability token issuance services to financial, emerging-growth and enterprise companies in over 50 countries.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in greater detail in our Annual Report on Form 20-F for the year ending December 31, 2020, filed with the Securities Exchange Commission on April 29, 2021, including under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date hereof, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

INX Limited Douglas Borthwick Chief Business Officer Email: douglas.borthwick@inx.co	Tokensoft Mason Borda Chief Executive Officer Email: mason@tokensoft.io

Link for images compatible with prnewswire:
https://drive.google.com/drive/folders/1EWg2iOt_yRhhONOCKWp1ja7a-jKktxIx?usp=sharing